Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: sdoney@caneclark.com

June 28, 2005

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0303
Mail Stop: 3628

RE:          Sedona Software Solutions, Inc.
                Schedule 14F-1 filed by Sedona Software Solutions, Inc. on June 15, 2005
                File No. 333-103781

Dear Ms. Murphy:

Schedule 14F-1
Voting Securities, page 2

1.	Revise your disclosure to state the number of votes to which each class of voting stock is entitled. Please see Item 6(a) of Schedule 14A.

In response to this comment, the Company revised its disclosure to indicate the voting rights for each class of stock under the section marked "Voting Securities".

Change in Control, page 3

2.
Amend your disclosure to state the amount of accrued legal fees owed by the Company to legal counsel and the dollar amount of the "future services" to be provided. We note that in consideration for the aggregate 4,000,000 shares owned by Messrs. Cooper, Cane Clark LLP ("Cane Clark") agreed to forgive accrued legal fees incurred by the Company, which the Company was unable to afford, and to provide future services. Explain why the 4,000,000 shares owned by Messrs. Cooper were used as consideration to forgive accrued legal fees by the Company.

In response to this comment, the Company revised its disclosure in the section marked "General" to clarify the amount of accrued legal fees owed to Cane Clark, LLP and the estimated amount of future legal services. The Company also explained why the parties agreed to use Mr. Cooper's common stock as consideration for accrued legal fees incurred by the Company.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois, and Wisconsin State Bars ~Nevada

3.
Describe the transaction whereby, "in connection with the transfer of shares", John E. Cooper assigned a promissory note dated May 1, 2005 to Cane Clark. It appears that this transfer was made by the parties for consideration in the change in control. Explain how a debt of the Company owed to John F. Cooper was used to forgive accrued legal fees incurred by the Company, if true.

In response to this comment, the Company revised its disclosure in the section marked "General" to explain the transaction in greater detail as regards the debt of the Company.

4.
We note that in further consideration for the aggregate 4,000,000 shares, Cane Clark, agreed to pay Messrs. Cooper $100,000 out of the proceeds of any resale of the shares. You should clarify why such consideration is being paid back to Messrs Cooper. In this regard, the amount and source of the consideration used by Cane Clark should be clarified. Please see Item 6(e) of Schedule 14A.

In response to this comment, the Company revised its disclosure in the section marked "General" to explain how the transaction in greater detail as regards the contingent $100,000 consideration.

Legal Proceedings, page 4

5.
Please amend your disclosure of the investigation by the SEC to include any recent developments in the HO-9634 matter, including, but not limited to receipt of any notices received by the Company from the staff.

In response to this comment, the Company revised the disclosure to provide information contained in the recently obtained June 23, 2005 letter from the SEC.

Directors and Executive Officers, page 4

6.
State the total number of meetings the board of directors (regular and special) held during the last fiscal year as well as all other relevant information which relates to meetings of the board of directors as required by Item 7(f).

In response to this comment, the Company revised its disclosure in this section to indicate that no formal board meetings were held during the last fiscal year.

7.
Amend your disclosure to state whether or not the Company's board provides a process for security holders to send communications to the board and also clarify your policy toward attendance at meetings. See Item 7(h)(1) and (3).

In response to this comment, the Company revised its disclosure in this section to indicate the mechanism provided in the Company’s Bylaws to notify board members, and the policy with regards to director attendance at meetings.

Business Experience, page 5

8.
We note that under the heading of business experience there is no mention of Mr. Clark's experience as legal counsel. This experience appears to be relevant because the consideration for the change in control of the Company is based upon the debt owned to Cane Clark for the performance of legal services by Cane Clark for Sedona. Please Clarify. See Item 7 of Section 14A. Also see Regulation S-K, Item 404(b)(4).

In response to this comment, the Company clarified that Mr. David Clark is the brother of Bryan Clark, who is a partner of the law firm of Cane Clark, LLP, which is a majority shareholder and counsel for the Company.  The new CEO, Mr. David Clark, is not an attorney or affiliate or member of Cane Clark LLP.

Committees, page 6

9.
We note that you have no committees. Please state the fact that you have no standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. Please state the basis for the view of the Board of Directors that it is appropriate for the registrant not to have a standing nominating committee or committee performing similar functions and identify each director who participates in the consideration of director nominees. See Item 7(d)(2)(i) of Schedule 14A.

In response to this comment, the Company revised its disclosure to explain that the Company, at this juncture, lacks the necessary funding to develop committees and maintain them as well as it being unnecessary in view of the current size of the board for the Company to maintain committees.

10.
Please provide the information regarding the registrant's director nomination process required by Item 7(d)(2)(ii). Please note that the information regarding the registrant's director nomination process required by Item 7(d)(2)(ii), is required not only for nominating committees and committees performing similar functions, but also for groups of directors fulfilling the role of a nominating committee, including the entire board of directors. See Instruction to paragraph (d)(2)(ii) of Item 7 of Schedule 14A. For example, it does not appear that the board of directors fulfilling the role of your nominating committee is independent. Please state this fact, if true. Please see Item 7(d)(2)(ii)(C)-(D)

In response to this comment, the Company has provided additional disclosure regarding the nomination process employed by the Company as requested.

Certain Related Transactions and Relationships, page 7

11.
Please revise your disclosure to make your assertion regarding certain related transactions and relationships speak to security holders of record who hold more than five percent, not ten percent, as you currently state, of any class of your voting securities. Please see Regulation S-K, Item 404(a)(3).

In response to this comment, the Company revised the disclosure as requested.

12.
Please describe the relationship with Mr. Clark that exists or has existed during the Company's last fiscal year, indicating the relationship between Mr. Clark and the Company and the amount of business done between the Company and Mr. Clark during the last full fiscal year or proposed to be done during the Company's current fiscal year. Please see Items 404(b) and 404(b)(4) of Regulation S-K.

In response to this comment, the Company has had no prior relationship with Mr. Clark, who again should not be confused with Mr. Bryan Clark of Cane Clark LLP.  While it is unknown what services Mr. David Clark will offer during the Company’s next fiscal year, largely because the company is not engaging in any business operations at this point, Mr. Clark will undoubtedly assist the Company in meeting its reporting obligations to the SEC and in its current search and future negotiations with different business opportunities it hopes to encounter.

Very truly yours,

CANE CLARK LLP

/s/ Kyleen E. Cane
      Kyleen E. Cane, Esq.

KEC: SPD